EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

September 14, 2023

CONTINUING EXCEPTIONAL DRILL RESULTS FOR AVINO

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, "Avino" or "the Company") releases the results of four drill holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) Area of the Avino system. In July of this year, the Company reported the best drill intercept in the Company’s history with a step-out drill hole in the same area.  These latest deep step-out holes test the SW extent of the robust Avino vein and one infill hole was drilled to confirm local continuity. The current drilling follows the continuity of the steeply dipping mineralization and aids in understanding the deep source of the mineralization. Avino has enlisted a number of world-renowned consulting geologists to contribute to the geological understanding of the mineralization characteristics. The known depth extent to date of at least 750 metres of mineralization is significant and is unusual in comparison with most Mexican epithermal deposits.

Selected Intercept Highlights:

•	Hole ET 23-13: 0.70 % Cu, 31 Ag g/t and 0.21 Au g/t over 44.40 metres true width
o including 1.10 % Cu, 42 Ag g/t and 0.58 Au g/t over 9.85 metres true width

•	Hole ET 23-10: 0.39 % Cu, 36 Ag g/t and 0.07 Au g/t over 27.15 metres true width
o including 0.47 % Cu, 59 Ag g/t g and 0.09 Au g/t over 13.2 metres true width

Details are shown in the table and images below.

“We are excited to report that we hit substantial widths at grades well above our current cutoff grade on all four drill holes as we look to define the mineralization limits at depth,” said David Wolfin, President and CEO. “In addition, we have continued to define the hanging wall breccia which is an offshoot of the main Avino Vein that originates from surface. The access to this breccia is relatively easy through existing development works and we are currently evaluating a mine plan to incorporate these resources into our near to medium term plans. We were also surprised with an intersection of a stock work vein close to surface which indicates the complex and distributed nature of the stockwork system that accompanies the thick, main Avino vein.  We will take these results and incorporate them into the next phase of our exploration plans.”

Avino is developing a geological model based on a “near porphyry” environment because of the increasing copper grades with depth. The persistence of silver and copper grade continuity from surface down a plunge distance of over 1,100 metres with increasing copper grades supports the possibility of a deeper mineralized system which may be linked to a porphyry centre.

Geological modelling is ongoing to determine the potential geometry and controls of the mineralization. Avino has completed its planned and budgeted drilling program for the year by drilling 7,545 metres in 13 drill holes. The team of geologists on site are working through the recommendations made by the structural geologists to further study the potential of the entire ore body. The 2023 results will be further reviewed to determine exploration plans and budget for 2024.

Avino Silver & Gold Mines Ltd. – September 14, 2023

Continuing Exceptional Drill Results for Avino

Below Level 17

Four holes totalling 2,040 meters, were drilled below Level 17 in this drill campaign. They were completed to investigate the continuity of mineralization in the central part of the ET Area of Avino system. All four holes intercepted mineralization within the vein and stockwork that have silver equivalent grades above the current cut off grade in the latest mineral resource estimate. The results are reported below in Table 1.

Vein-type mineralization and stockwork containing silver, gold and copper have been found along the contacts between intrusive rocks and an andesite unit. This provides opportunities within the ET Area for the identification and delineation of additional mineral resources that remain open on strike and dip (see Figure 1 for the projections of the resource relative to the drilled holes). This recent drilling confirms that mineralization persists to the west along strike at depth and that there is potential for high silver and gold grades associated with the increasing copper grades that have been drilled at depth.

Table 1 – Summary Drill Results

1.         AgEq in drill results above assumes $1,850/ oz Au and $22.00 oz/ Ag, and $4.00/ lb Cu, and 100% metallurgical recovery

2.         STW = Stockwork Veins, HX BX = Hanging wall Breccia

Avino Silver & Gold Mines Ltd. – September 14, 2023

Continuing Exceptional Drill Results for Avino

Figure 1 – Longitudinal view of the Avino Vein showing the drill hole locations and a projection of the mineralization in red.

Figure 2 – Longitudinal view of the Avino Vein showing the drill hole locations and the block model in AgEq.

Avino Silver & Gold Mines Ltd. – September 14, 2023

Continuing Exceptional Drill Results for Avino

Figure 3 – Cross-Section of ET-23-13 showing the substantial width of the Avino vein at the drill hole intersection.

Geological Description

The Property contains numerous low-sulphidation epithermal veins (including the Avino vein), breccias, stockworks, and silicified zones that grade into a possible “near porphyry” environment within a large caldera setting. This caldera has been uplifted by regional north-trending block faulting (a graben structure) exposing a window of andesitic pyroclastic rocks of a lower volcanic sequence within this caldera. The lower volcanic sequence is overlain by an upper volcanic sequence consisting of rhyolite to trachyte lava flows and extensive ignimbrites. The direction of the increasing copper grade plunges steeply towards the east in the Avino vein. The changing tenor of the mineralization could be reflecting a transition from epithermal to porphyry-style mineralization.

Sampling and Assay Methods

Following detailed geological and geotechnical logging, selected drill core areas were cut in half. One half of the core was submitted to the SGS Laboratory facility in Durango, Mexico, and the other half was retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 gold grams/tonne are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne. Avino uses a series of standard reference materials, blank reference materials, and duplicates as part of their QA/QC program during assaying.

Avino Silver & Gold Mines Ltd. – September 14, 2023

Continuing Exceptional Drill Results for Avino

Qualified Person(s)

Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

We encourage you to connect with us on X (formerly known as Twitter) at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Note: All Avino Silver & Gold Mines Ltd. drill results are detailed in separate news releases and these releases are available on our website at www.avino.com and on our SEDAR profile at www.sedar.com

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.